UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing May 27, 2005 through May 30, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                       Extraordinary general meeting of shareholders of SNT Group N.V. approves of merger with KPN Telecommerce B.V. and Royal KPN N.V., dated May 27, 2005;

•                       E-Plus launches first German mobile discount provider: simyo, dated May 30, 2005.

Press release

Date
May 27, 2005
Number
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF SNT GROUP N.V. APPROVES OF MERGER WITH KPN TELECOMMERCE B.V. AND ROYAL KPN N.V.	026pe

This is a joint press release of Koninklijke KPN N.V. en SNT Group N.V.

The Hague/Zoetermeer - The extraordinary general meeting of shareholders of SNT Group N.V. (SNT) today adopted the proposal to a juridical merger (the Merger) between SNT, KPN Telecommerce B.V. and Koninklijke KPN N.V. of 12 April 2005. The instrument of juridical merger, by virtue of which SNT and KPN Telecommerce will formally constitute a single company as of 28 May 2005, will be executed today. After the merger is effected SNT will cease to exist, as a result of which the listing of SNT shares on Euronext Amsterdam N.V. will be ended per 30 May 2005 and today therefore is the last trading day of SNT shares.

This press release appears in Dutch also. In the event of any inconsistency, the Dutch version will prevail over the English version.

Press release

Date
May 30, 2005
E-Plus launches first German mobile discount provider:	Number
simyo	027pe

E-Plus, KPN’s German mobile unit, today ushers in a new mobile phone market segment in Germany. From now on, the new brand simyo will begin the online sale of SIM cards offering discount rates for mobile calls. It is aimed at customers who attach great importance to no-frills mobile telephony and who regularly use the Internet. simyo has set up its own tariff, characterised by maximum transparency and simplicity as well as economy. Customers only need remember two prices: a per-minute charge of € 0.19 around the clock for all calls within Germany, and € 0.14 for sending a text message.

“No frills” mobile telephony: no extras, but great prices

At the heart of the simyo business model is the idea of stripping down to essentials. Customers buy and top up their SIM cards online. Customers are not tied to a contract and there are no preset amounts for topping up the card. In return, the customer consciously chooses to go without all services that would add to the cost – subsidised mobile handsets, free 24-hour customer hotline or advice in a shop.

“The model is comparable with the principle of ‘no frills’ providers in the airline market: the customer goes without extras but flies at a discount price – without having to put up with any loss of quality,” explains Uwe Bergheim, CEO of E-Plus.

The German market is ripe for new offers and brands

In other European countries mobile discount providers have been around for a while. Last year alone, twelve new discounters appeared across the continent. In Denmark discounters now account for over 20 per cent of the total market and about 40 per cent of new customers. Market research shows that “demand for a simple, low-cost tariff is high. Around 60 per cent of customers in Germany would consider doing without individual advice and a cheap mobile if it meant they could make cheaper calls,” explains Uwe Bergheim. “The German market is ripe for new business models.”

Guy Demuynck, Member of the KPN Board responsible for mobile activities: “We have consistently risen to the challenge of introducing innovation and reform to the German mobile market in the past; with the launch of simyo, we are doing so again, this time opening a whole new segment. We are confident that the introduction of simyo will help us achieve our ambitious goals for further profitable growth at E-Plus.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: May 31, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel